Mail Stop 6010
      November 21, 2005


VIA U.S. MAIL AND FACSIMILE (702) 734-0163

Joseph D. Milanowski
Manager
USA Investment Partners, LLC
4484 South Pecos Road
Las Vegas, Nevada  89121


      Re:	USA Capital First Trust Deed Fund, LLC
		Form 10-K for the year ended December 31, 2004
      Filed April 15, 2005
		File No. 333-59362

Dear Mr. Milanowski:


      We have reviewed your response dated October 21, 2005 and related filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.



Form 10-K for the year ended December 31, 2004

Financial Statements

Note 2.  Financial Instruments and Concentration of Credit Risk,
page
38

1. We refer to your response to prior comment eight in our letter dated September 8, 2005 in which you acknowledge that not obtaining independent appraisals can result in additional risk in assessing impairment of loans. Your response also indicates that in the future you will obtain independent appraisals to support the conclusions arrived at by using alternative valuation methods. Please tell us whether you believe independent appraisals for all outstanding loans would have resulted in material differences from the other valuation methods.

Note 8.  Initial capitalization and deferred registration costs, page
43

2. We note your response to prior comment nine in our letter dated September 8, 2005. Please tell us how the registration costs were recorded in your financial statements. Additionally, please further clarify the basis for recording registration costs paid by your manager in your accounting records and why it is appropriate to record the amount in comprehensive loss. We see from your disclosure in Note 4 that the Manager did not receive any reimbursement or additional membership interest for paying the registration costs.
Refer to paragraph 8 of SFAS 130.   Additionally, reconcile the
$668,844 recognized in your statement of changes in members` equity to the amounts disclosed in Note 4.
3. As a related matter, we see from Note 4 that the manager paid $326,000 in legal and accounting expenses on behalf of the fund. Tell us how you recorded the payment of these expenses on your accounting records.

Form 10-Q for the six months ended June 30, 2005

4. We note your response to prior comment ten in our letter dated September 8, 2005 that your disclosure controls and procedures were not effective at June 30, 2005.  Accordingly, please revise your
Form
10-Q to clearly state that your certifying officers determined that
your disclosure controls and procedures were ineffective. Please also disclose the nature of the material weakness identified that resulted in your disclosure controls and procedures to not be effective. In addition, disclose the specific steps that the company has taken to remediate the material weakness.  We note that page
21
of the September 30, 2005 10-Q indicates that disclosures controls and procedures are effective.

Form 10-Q for the nine months ended September 30, 2005

5. Tell us the reason that you suspended the sale of your membership units as discussed on page 10.
6. Please tell us the nature of the "partial release provisions" discussed on page 14 and how the repayments of your loans are impacted by these provisions.
7. Tell us the amounts recovered from the sale of the foreclosed properties on the $4.7 million non-performing loan discussed in Note
3 on page 8 and indicate the remaining loan balance at the current date. Tell us why you have not recorded an allowance for loan losses, considering the bankruptcy proceedings and clarify the reason that you believe that this loan is collectible. In addition, tell us why this loan is no longer considered non-performing.

Response letter dated October 21, 2005

8. We note that you did not include the representations requested in our letter dated September 8, 2005. In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:
* the company is responsible for the adequacy and accuracy of the disclosure in the filing;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

       As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.



	You may contact Kristin Lochhead at (202) 551-3664 or me at
(202) 551-3676 if you have questions. In this regard, please do not hesitate to contact Martin James, Senior Assistant Chief
Accountant
at (202) 551-3671 with any other questions.


      Sincerely,



      Brian Cascio
      Accounting Branch Chief

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Mr. Milanowski
USA Capital First Trust Deed Fund, LLC
November 21, 2005
Page 4